Exhibit (a)(1)

Sinovac Board of Directors Unanimously Rejects an Unsolicited Partial Tender Offer

Board of Directors Unanimously Recommends Sinovac Shareholders NOT Tender Shares for purchase pursuant to the Offer to Purchase

BEIJING, China, September 5, 2023 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that its Board of Directors (the “Board of Directors”) unanimously determined that the partial tender offer (the “Tender Offer”) by Alternative Liquidity Index LP (“Alternative Liquidity”) to acquire up to 10,000,000 common shares of Sinovac (the “Shares”) for $0.03 per share in cash (the “Offer Price”) is NOT advisable and is NOT in the best interests of the Company or its shareholders (“Shareholders”). Accordingly, the Board of Directors recommends that the Shareholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase by Alternative Liquidity.

The Company has filed a Schedule 14D-9 with the United States Securities and Exchange Commission (the “SEC”) detailing the reasons for its rejection of Alternative Liquidity’s Tender Offer.

The Tender Offer was reviewed and considered by the Board of Directors, none of whom are affiliated with Alternative Liquidity. The Board of Directors took into account various factors in evaluating the Tender Offer and in support of its recommendation that the Shareholders reject the Tender Offer and not tender their shares in the Tender Offer, including the following.

1.	The Company believes the implied valuation based on the Offer Price is less than the value of the Company’s assets. The Board of Directors believes that the Company has strong cash reserves and short-term investments. As of June 30, 2023, cash and cash equivalents and restricted cash totaled $1.6 billion. This amount of cash and cash equivalents represents approximately $14.40 per Share, based on the number of common shares and series B convertible preferred shares outstanding as of June 30, 2023. In addition, as of June 30, 2023, the Company’s short term investments totaled $9.4 billion. The Company also posted $14.0 million of net income attributable to common shareholders, or $0.14 per basic and $0.15 per diluted share, in the six-month period ended June 30, 2023.

2.	Alternative Liquidity acknowledges that it does not have any accurate means for determining the present value of the Company’s shares. Alternative Liquidity states that it “has not performed or commissioned any appraisal, or engaged any independent financial advisor or other third party to perform any valuation analysis or provide any opinion respecting the value of the Shares.” The Board of Directors believes this illustrates the lack of credibility of Alternative Liquidity’s valuation methods and the inadequacy of the Offer Price.

3.	Alternative Liquidity further states that “Shareholders who tender their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends by the Company from operations or dispositions, and the Purchase Price per Share payable to a tendering Shareholder by the Purchaser may be less than the total amount which might otherwise be received by the Shareholder with respect to the Shares from the Company.” In addition to the aggregate total of $11.0 billion of cash and short-term investments, the Company’s principal business objective remains providing attractive risk-adjusted returns to its Shareholders through the sale of a combination of the Company’s diversified vaccines/biomedical products and potential long-term appreciation in the value of the Company through its R&D efforts in vaccines/biomedical products.

4.	Alternative Liquidity has made similar unsolicited partial tender offers for the stock of other public companies.

5.	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by Alternative Liquidity to make a profit by purchasing the Shares at a very low price relative to their value, thereby depriving the shareholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Company. The Board of Directors’ belief in this regard is supported by Alternative Liquidity’s own characterization of the Tender Offer. Specifically, the Board of Directors notes the following statement in the Tender Offer Statement on Schedule TO: “The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares.”

6.	In addition, the Board of Directors notes that the Tender Offer can be amended for various reasons. Accordingly, the Board of Directors notes that there can be no assurance that the Tender Offer would be completed as soon as Alternative Liquidity implies, or with the same terms and conditions, including without limitation, the Offer Price. Finally, Shareholders’ tenders of Shares pursuant to the Tender Offer are irrevocable and may only be withdrawn prior to the Expiration Date, currently September 29, 2023, by following the strict procedure described in the Offer to Purchase.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In the course of its deliberations, the Board of Directors also considered the following material risks and other countervailing factors related to the Tender Offer that previously had been identified and discussed by the Company’s management and its Board of Directors:

1.	Trading of the Company’s common shares on NASDAQ has been halted since February 22, 2019 in order to facilitate the orderly distribution of the exchange shares pursuant to the rights agreement (the “Rights Agreement”), and in light of the ongoing litigation concerning the Rights Agreement, there can be no assurance when or if this halt will be lifted;

2.	the ongoing litigation concerning the exchange of shares and the Rights Agreement could have a material adverse effect on the results of the Company’s operations and our financial condition; and

3.	the Company has not been able to hold an annual meeting of shareholders since February 2018 due to the ongoing litigation concerning the exchange of shares and the Rights Agreement, and may not be able to hold an annual meeting of shareholders before the final determination of such litigation.

The foregoing discussion of the information and factors considered by the Board of Directors in reaching its conclusions and recommendations is not exhaustive, but rather includes the material reasons and factors considered by the Board of Directors. In light of the wide variety of reasons and factors considered above, the Board of Directors has determined that the Tender Offer is not advisable and is not in the best interests of the Company or the Shareholders.

Additional Information

The full basis for the Board’s unanimous recommendation is set forth in Sinovac’ Schedule 14D-9 filed on September 5, 2023 with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the Schedule 14D-9 may also be obtained on the Company’s website at www.sinovac.com or by contacting Helen Yang at +86-10-8279 9720 or via email at ir@sinovac.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of biomedical products that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected hand-foot-mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, mumps, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC’s Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to pipeline development including but not limited to new technology, new vaccines as well as other biomedical products. We will constantly explore global opportunities of strategic expansion.

For more information, please visit the Company’s website at www.sinovac.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws that involve risks and uncertainties, many of which are beyond the Company’s control. The Company’s actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in this communication. Forward-looking statements are statements other than historical facts that relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, financial condition, liquidity, capital resources, cash flows, results of operations and other financial and operating information. When used in this communication, the words “may,” “might,” “will,” “would,” “future,” “plan,” “believe,” or the negative of these words, variations thereof or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. For example, our forward-looking statements include statements regarding Alternative Liquidity’s Tender Offer. Factors that could cause or contribute to such differences include, but are not limited to risks inherent with tender offers; the occurrence of any event, change or other circumstances that could make the Tender Offer impracticable; risks related to disruption of management time from ongoing business operations due to the Tender Offer; unexpected costs, charges or expenses resulting from the Tender Offer; and litigation or claims relating to the Tender Offer. Factors and risks that could cause actual results to differ materially from expectations are disclosed from time to time in greater detail in the Company’s filings with the SEC including, but not limited to, the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2023, its press release in relation to its unaudited first half of 2023 financial results on Form 6-K filed with the SEC on August 15, 2023 and the Company’s future filings. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279 9720

Email: ir@sinovac.com